Dyne Therapeutics, Inc.

1560 Trapelo Road

Waltham, MA 02451

November 15, 2021

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Davis

Re: Dyne Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-260755

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dyne Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-260755), so that it may become effective at 4:00 p.m., Eastern time, on November 17, 2021, or as soon as practicable thereafter.

Very truly yours,

DYNE THERAPEUTICS, INC.

By:	/s/ Joshua Brumm
	Name:	Joshua Brumm
	Title:	President and Chief Executive Officer